Exhibit 19.1

JACKSON

Jackson Financial Inc. Insider Trading Policy

9/17/2025

Version	Date	Amended By	Comment
1.0	July 23, 2021		Initial Version – Approved by JFI Board.
2.0	April 24, 2023	SEC Disclosure & Reporting	Consolidation of Insider Trading and Restricted Persons Policies; updated to reflect changes relating to SEC Rule 10b5-1 Plan Updates and incorporate Rule 10b5-1 Plan Protocol. Approved by JFI ExCo.
2.1	August 19, 2024	Securities Disclosure & Reporting	Ministerial Changes. Approved by JFI ExCo.
2.2	February 11, 2025	Securities Disclosure & Reporting	Clarifying and ministerial changes throughout. Approved by JFI Board.
2.3	September 17, 2025	Securities Disclosure & Reporting	Clarifying and ministerial changes throughout. Approved by JFI Audit Committee.

Document Information
Title	Jackson Financial Inc. Insider Trading Policy
Location	JACK
Impacted Entities	JFI and all subsidiaries
Policy Overview
This policy concerns trading in the securities of the Company and other publicly-traded companies while in possession of material, non-public information (“MNPI”). The policy identifies typical examples of MNPI and also describes controls and procedures, applicable to JFI directors, JNY non-employee directors, and associates who regularly may be in possession of MNPI, to trade in the Company’s securities.

Owner	JFI Corporate Secretary
Prepared by	Koreen Ryan

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1.Introduction
This Insider Trading Policy (the “Policy”) of Jackson Financial Inc. (“JFI,” together with its subsidiaries, the “Company”) concerns trading in the securities of the Company, including JFI’s common stock, preferred stock, and derivative securities relating to any securities issued by JFI (such as, e.g., restricted share units, stock options and convertible securities, etc.) (collectively, the “JFI Securities”),1 and trading in the securities of other publicly-traded companies while in possession of material, non-public information (“MNPI,” as further defined below). This Policy will be reviewed as needed.
Adherence to our core values and preserving our reputation for integrity and high ethical standards is of paramount importance to the Company. To preserve our reputation, it is essential that all transactions in JFI Securities conform to the U.S. federal and state securities laws and this Policy, and that our Company Associates (as defined below) avoid even the appearance of impropriety.
2.Scope
This Policy applies to all Company associates (each a “Company Associate” or “you”) and their respective Immediate Family (as defined below), and to all members of the JFI board of directors (the “JFI Directors”) and independent members of the Jackson National Life Insurance Company of New York board of directors (the “JNY Non-Employee Directors”). The Company expects agents of the Company and other individuals (i.e., any person or entity acting on behalf of the Company, including independent contractors and vendors2) with whom a Company Associate has significant contact to comply with the U.S. federal and state securities laws prohibiting insider trading.

Certain Company Associates are designated as “Restricted Persons.” Restricted Persons include Company Associates who are deemed to be regularly in possession of MNPI about the Company. As such, Restricted Persons are subject to obligations on transacting in JFI Securities, including required periodic training on our Policy, adherence to Blackout Periods (as defined below), transaction Pre-clearance (as defined below), and transacting only during Open Windows (as defined below). Restricted Persons include, among others, JFI Directors, non-employee directors of Jackson National Life Insurance Company of New York (the “JNY Non-Employee Directors”), and executive officers of the Company whom the JFI Directors designate from time to time as Section 16 officers (“Section 16 Officers”, together with the JFI Directors, the “Section 16 Insiders”).
3.Summary of Policy
It is a violation of this Policy to trade in the Company’s securities or the securities of another company if you obtained MNPI in the course of your relationship with the Company and traded on such MNPI.3 It

1JFI Securities do not include (i) direct obligations of the United States, (ii) investments in open end mutual funds, and (iii) bank loans in certain contexts when identified in subsidiary policies.
2 Other persons subject to insider trading prohibitions may include, for example, outside attorneys, accountants, actuaries, consultants, advisors and bank lending officers.
3 Information that is not material to the Company may nevertheless be material to other companies; and, it is not permissible under this Policy for you to make personal use of such MNPI obtained in the course of your employment with the Company.

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also is a violation of this Policy to give another person MNPI about the Company or another company that you obtained in the course of your relationship with the Company.

Trading on MNPI is “insider trading” and is illegal.

You may not, while in possession of MNPI concerning the Company or JFI Securities, directly or indirectly, purchase or sell JFI Securities. In addition, you may not share MNPI about the Company to another person (i.e., a “tipping” violation) or recommend or suggest to another person (called a “tippee”) that he or she buy, sell or hold JFI Securities on the basis of MNPI. In general, you should avoid discussing the Company’s business with any third-party or a Company Associate who does not have a need to know such information, unless such third-party or Company Associate has signed a confidentiality agreement. You should not make purchase or sale recommendations or performance predictions related to the Company or JFI Securities.
4.Policy Requirements
A.Material, Non-Public Information

This Policy relates only to confidential information that rises to the level of material, non-public information. Identifying MNPI is both an objective and subjective process, based on context and the relevant facts.

i.Material Information
Information that would be important to a reasonable investor in deciding whether to buy, hold or sell JFI Securities, or securities of another company, if such information would significantly alter the total mix of information publicly available.

ii.Non-public Information

Information not broadly disseminated or made widely available to the public by means of a press release, on a newswire, in a newspaper, in a published research report, posted on a company website or in a public filing made with a regulatory agency. It is important to note that even after certain information becomes public, other aspects relating to a matter may remain non-public. In order to demonstrate that the information is public, one must be able to show that information has been broadly disseminated. The distribution of information through narrower channels, such as posting information on a blog, chat room or social media, is insufficient to make the information public for the purposes of this Policy. The fact that non-public information is reflected in rumors in the marketplace does not mean that the information has been publicly disseminated.

iii.Examples of Material Information

Whether information is material is difficult to evaluate in the abstract and typically is assessed with the benefit of hindsight. Either positive or negative information may be material. Material information does not have to relate specifically to the Company’s business. Below are examples of information which, if not publicly known, could be material information:

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oEarnings and other financial information and quarterly results;
oFinancial forecasts and plans, particularly relating to the Company’s ability to meet previous forecasts and the investment community’s estimates or expectations;
oInformation that would have an impact on earnings (such as significant and unanticipated write-downs or gains and operating losses or gains);
oGuidance on earnings estimates or other key performance metrics;
oChanges in financial strength or credit ratings;
oStrategic planning signaling a new strategic direction;
oSignificant changes in risk-based capital or capital levels;
oMergers, acquisitions, tender offers, proxy fights, joint ventures, or production deals;
oSubstantial restructurings or layoffs;
oChanges in control or in senior management;
oChanges in auditors, substantial changes in accounting methodologies, or auditor notification that the Company may no longer rely on a previously issued audit report;
oThe launch of a product or business (often flagging a new strategic direction);
oSale or disposition of significant assets, or a significant subsidiary;
oThe gain or loss of a significant customer or contract;
oA cybersecurity breach;
oLitigation or government investigations;
oThe status of inspections or examinations by regulatory bodies;
oBankruptcy or receivership;
oRegulatory approvals or changes in regulations; or
oEvents regarding JFI Securities (e.g., defaults on senior securities, calls of securities for redemption, share repurchase plans, stock splits or changes in dividends or share repurchase plans, changes to the rights of shareholders, public issuances or private sales of additional securities or information related to any additional funding).

Material information about the Company is non-public if it has not been broadly disseminated and communicated to the marketplace. Company Associates should assume that material information is not public unless it has been disclosed in a press release posted on a national newswire, in a public filing (such as an Annual Report on Form 10-K (“Form 10-K”), a periodic report on Form 10-Q (“Form 10-Q”) or a Current Report on Form 8-K (“Form 8-K”)) filed with the U.S. Securities and Exchange Commission (the “SEC”), posted to the Company’s Investor Relations web page at investors.jackson.com, provided in materials sent or made widely available to shareholders (such as an annual report to shareholders, an investor letter, a prospectus or a proxy statement), or is available through a news wire service or daily newspaper of wide circulation, and a sufficient amount of time has passed (generally, at least one (1) full business day) so that the marketplace has had an opportunity to absorb the material information.

All MNPI and confidential information should be disclosed to Company Associates only as required for a valid business purpose. If any Company Associate inadvertently receives MNPI, they should notify JFI’s General Counsel, Corporate Secretary, or the applicable subsidiary Chief Compliance Officer, refrain from communicating the MNPI to anyone else, and refrain from trading or transacting in any securities to which the MNPI relates.

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B.Blackout Periods

A Blackout Period means a set time during which Restricted Persons may not engage in transactions in JFI Securities (a “Blackout Period”). For the purposes of this Policy, Blackout Periods begin and end according to the following timelines:

i.Quarterly Blackout Periods
The Blackout Period begins on the 20th calendar day of the third month of each fiscal quarter. This means that the last day to trade is during normal market hours on the last trading day prior to the 20th calendar day of the third month of the fiscal quarter. The Blackout Period ends, and the window opens to trade during market hours, on the business day after the quarterly earnings call (i.e., two business days after the date the Company's financial results are publicly disclosed). The Open Window to trade continues until the next Blackout Period4. See Section 4.C. for a full discussion of Open Windows. Typically, the Company will publicly disclose its financial results in an earnings release, filed with a Form 8-K, or in a Form 10-Q or Form 10-K.

ii.Other Blackout Periods

From time to time, other Company activities or projects may occur that generate MNPI, thereby prohibiting certain Company Associates and JFI Directors from trading. These activities and projects may relate to extraordinary corporate events, including those described in the MNPI section. The Company may impose special Blackout Periods during which time those Company Associates and JFI Directors are prohibited from trading or transacting in JFI Securities, and trading in the securities of other publicly-traded companies, as applicable. If the Company imposes a special Blackout Period, it will notify separately the affected Company Associates and JFI Directors. The affected Company Associates and JFI Directors will also be notified when the special Blackout Period ends, and trading may resume. This typically will occur after the MNPI is publicly disclosed by means designed to achieve widespread dissemination of the MNPI, such as a Form 8-K.

C.Open Window

An “Open Window” is a time period, established by the Company, during which Restricted Persons may transact in JFI Securities (e.g., trade, gift, or transfer shares, or adopt a 10b5-1 Plan), so long as they submit during an Open Window transaction Pre-clearance requests and such requests have been approved, before effecting a transaction. For the purposes of this Policy, an Open Window begins and ends according to the following timeline:

i.    Quarterly Open Window

Transacting in JFI Securities in an Open Window is permissible for Restricted Persons when the quarterly Blackout Period ends, which is during normal market hours on the business day after the quarterly earnings call (i.e., two business days after the date the Company's financial results are

4 Blackout Periods and Open Windows are subject to change without advance notice in the Company’s discretion.

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publicly disclosed). The Open Window continues until the next Blackout Period. This means that the last day to trade is during normal market hours the last trading day prior to the 20th calendar day of the third month of the fiscal quarter.
D.Transaction5 Pre-clearance

Restricted Persons must pre-clear each and every transaction in JFI Securities using the Company’s personal trading compliance technology system6 or follow the Company’s manual pre-clearance process if the compliance technology system is unavailable to them7 (in either instance, “Pre-clearance”).
All Pre-clearance requests may be submitted only during an Open Window and will be accepted by the Jackson Insider Team8 for review up to and including the last day of an Open Window, so long as requests are submitted with ample time for review and approval before close of trading on that last trading day.

Transaction Pre-clearance also applies to transactions by a Restricted Person’s spouse, other persons living in a Restricted Person’s household, including minor children, and to transactions by entities over which a Restricted Person exercises control (“Immediate Family”).
Restricted Persons may transact in JFI Securities within the amount of time specified in the Pre-clearance approval once their Pre-clearance request has been approved. If a Restricted Person has not effected an approved transaction within the approved time period, then the Restricted Person must submit a new transaction Pre-clearance request during an Open Window and while not in possession of MNPI. In the event a Restricted Person comes into possession of MNPI following a request for transaction Pre-clearance but before the transaction takes place, the Restricted Person may no longer proceed with the transaction.

The Jackson Insider Team will preserve records of the date and time received of each request for transaction Pre-clearance and the date and time each request is approved or denied. Generally, approval of a Pre-clearance request is valid until the close of trading for up to five (5) full trading days as specified in the Pre-clearance approval, unless revoked or canceled for administrative error, or otherwise deemed invalid due to the possession of MNPI.
It is a Restricted Person’s responsibility to inform anyone managing investments or making trades on their behalf of their obligations under this Policy and instruct them to not trade in JFI Securities on their behalf during Blackout Periods and without first obtaining transaction Pre-clearance approval and, where applicable, comply with additional pre-clearance requirements of subsidiaries and affiliates under the Advisory Code of Ethics.

5 A Transaction includes trading in the open market, transferring shares from one brokerage account to any other brokerage account or any legal structure, adopting a Rule 10b5-1 Plan, gifting shares, etc.
6 The Company’s personal trading compliance technology system is an electronic compliance system that facilitates certifications and transaction Pre-clearance approvals.
7 JFI Directors and JNY Non-Employee Directors must request manual trade Pre-clearance through the Corporate Secretary’s Office.
8 The Jackson Insider Team may be contacted at JacksonInsiderTeam@jackson.com.

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i.Managed Accounts
Section 16 Insiders and JNY Non-Employee Directors are prohibited from holding, or transacting in, JFI Securities in managed accounts where such Restricted Persons have granted discretionary authority to their registered investment adviser. All other Company Associates, however, are exempt from pre-clearing transactions in managed accounts to the extent that they granted discretionary authority to their registered investment adviser and do not exercise decision-making or control over any trades in the managed account.

ii.Dividend Reinvestment Plans

Section 16 Insiders and JNY Non-Employee Directors are prohibited from holding, or transacting in, JFI Securities in any type of dividend reinvestment plan. All other Company Associates must pre-clear an initial election to have dividends automatically reinvested in JFI Securities during an Open Window while the Restricted Person is not in possession of MNPI. Thereafter, subsequent and continued automatic reinvestment of dividends in JFI Securities in a broker-administered dividend reinvestment plan does not need Pre-clearance for each dividend reinvestment. To clarify, this exemption does not apply to sales of JFI Securities in an automatic reinvestment plan or changes in participation levels, which must be pre-cleared.

iii.Transfers to Other Brokerage Accounts

All Restricted Persons must pre-clear a transfer of shares between accounts even if there is no change in beneficial ownership of JFI securities.
E.Prohibited Transactions

All Company Associates and JFI and JNY non-employee Directors, are prohibited from engaging in hedging or monetization transactions involving JFI Securities that are designed to, or have the effect of, hedging or offsetting any decreases in the market value of JFI Securities, as detailed below. In addition, Section 16 Insiders and senior vice presidents of the Company are prohibited from pledging JFI Securities or holding JFI Securities in a margin account, as described below.

The following prohibited transactions allow a person to continue to own JFI Securities, or to engage in speculative or derivative transactions involving JFI Securities, but without the full risks and rewards of ownership. When that occurs, a person may no longer have, or appear to have, the same objectives as the Company’s other shareholders.

i.Hedging
Certain forms of hedging or monetization transactions (such as zero-cost collars and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. All associates and JFI and JNY non-employee Directors, are prohibited from engaging in hedging or monetization transactions involving JFI Securities.

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ii.Margin Accounts and Pledging
Section 16 Insiders and senior vice presidents of the Company are prohibited from pledging or holding shares in a margin account. All other Company Associates should carefully consider whether to engage in such transactions, which may result in forfeiting your collateral. JFI Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan.

iii.Short sales

All Company Associates and JFI and JNY non-employee Directors, are prohibited from engaging in short sales, i.e., sales of JFI Securities that are not then owned, including a “sale against the box” (a sale with delayed delivery).
iv.Options trading

All Company Associates and JFI and JNY non-employee Directors, are prohibited from transactions in options on JFI Securities (including puts, calls and other derivative securities) on a public exchange or in any other third-party market.
v.Standing or limit orders
Restricted Persons shall exercise caution if using standing and limit orders. Standing and limit orders (other than orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations given the lack of control over when trades are executed. Your broker could be given a standing or limit order when you are not in possession of MNPI but subsequently could execute a trade under that order at a time when you have become aware of MNPI. Therefore, the Company discourages the placement of standing or limit orders for JFI Securities. If you determine you must use a standing order or a limit order, the order should be limited to a specific9 duration and should otherwise comply with the restrictions and procedures outlined in this Policy.
F.Rule 10b5-1 Plans

Restricted Persons may trade in JFI Securities during Blackout Periods if they adopt during an Open Window a Company-approved, written Rule 10b5-1 plan or arrangement, consistent with applicable legal requirements. Before adopting such plan or arrangement, a Restricted Person must submit a transaction Pre-clearance request to adopt a Rule 10b5-1 plan.

i.Adoption and Termination

Rule 10b5-1 Plans shall be adopted on the date you sign the 10b5-1 Plan, and shall terminate on the earliest of the following dates:

9 Limit orders (including orders under approved Rule 10b5-1 Plans) shall be executed (a) on a specific day; or, (b) within no more than five (5) consecutive trading days including the initial order execution date specified in the plan, which timing is consistent with our typical approval period for a transaction during an Open Window period.

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•the close of trading on the day before the one-year anniversary of the Plan adoption date;
•the last date of execution of all of the trades or expiration of all of the orders relating to such trades; or
•the date of notification from the Company that trading under your 10b5-1 Plan must cease; JFI’s unilateral termination of any or all plans may take effect at any time in the Company’s discretion in cases of special or extenuating circumstances.

ii.Cooling-Off Periods

Orders under your 10b5-1 Plan shall be executed, subject to a minimum “Cooling-Off Period” prior to first order execution which,
•in general, shall be 30 days after the 10b5-1 Plan adoption date; or
•for Section 16 Insiders, shall be the later of (a) 90 days after the adoption date of the 10b5-1 Plan or (b) after two business days following disclosure of JFI’s financial results in a Form 10-Q or Form 10-K for the completed fiscal period in which the 10b5-1 Plan was adopted, not to exceed 120 calendar days.

iii.Certifications

When you adopt a 10b5-1 Plan, you must certify, as of the date you sign the 10b5-1 Plan, that:
•You are not aware of any MNPI concerning JFI or its securities;
•You are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1; and
•You will act in good faith throughout the duration of the adopted 10b5-1 Plan.

iv.Plan Terms and Conditions

•The 10b5-1 Plan should specify the amount, price(s) and date(s) for the purchase or sale of JFI securities. The price may be stated as a formula, market, or limit order10.
•Transactions prohibited under Section 4.E., above, of the JFI Insider Trading Policy shall not be included in any 10b5-1 Plan.
•The 10b5-1 Plan may not allow you to exercise subsequent influence over how, when, or whether to effect sales or purchases once the 10b5-1 Plan is adopted.

v.Section 16 Insiders

10 Limit orders shall be executed (a) on a specific day; or, (b) within no more than five (5) consecutive trading days including the initial order execution date specified in the 10b5-1 Plan, which timing is consistent with our typical approval period for a transaction during an Open Window period.

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•Reporting obligations. Trading pursuant to a Rule 10b5-1 Plan does not change a Section 16 Officer’s or JFI Director’s (collectively, “Section 16 Insiders”) responsibility to report transactions to the SEC on Form 4, Statement of Change in Beneficial Ownership, eliminate their exposure for short-swing profits liability under Section 16 of the Exchange Act, as amended, or eliminate their obligation, if applicable, to comply with Rule 144 promulgated under the Securities Act of 1933, as amended.

•Disclosure considerations. Rule 10b5-1 Plans adopted or prematurely terminated by Section 16 Insiders will be disclosed in JFI’s Forms 10-Q and 10-K. Disclosure will include whether the trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c) and material terms, including the Section 16 Insider’s name and title, the aggregate number of shares covered by the 10b5-1 Plan, the duration, and the date of adoption and termination.

G.Post-Termination Transactions

This Policy continues to apply to your transactions in JFI Securities or securities of another company if you have obtained MNPI about such company during your relationship with the Company, even after your employment relationship terminates. If you are in possession of MNPI when your employment relationship terminates, you may not transact in such securities until that information has become public or is no longer material.
H.Information Barriers

The Company’s subsidiaries with separate fund management operations or advisory business must establish an information barrier that separates it from other business units. Additionally, each subsidiary with fund management or advisory business should advise its associates of their responsibilities with respect to Company policies and procedures on information barriers and to the Advisory Code of Ethics. Company Associates subject to the Advisory Code of Ethics must also comply with this Policy.
5.Consequences of Violation
You and any person to whom you provide MNPI could be subject to severe fines and imprisonment if you and/or the other person purchased or sold JFI Securities while in possession of such MNPI, including:
•imprisonment of up to 20 years, a criminal fine of up to $5 million (no matter how small the profit gained or loss avoided), disgorgement of the profit gained or loss avoided, and
•civil penalties of up to three times the profit gained or loss avoided.
Insider trading and tipping are violations of both civil and criminal law. Your obligation to not disclose MNPI is in addition to any other confidentiality obligations applicable to you as a result of your relationship with the Company. Your violation of Company policies could result in disciplinary action up to and including termination.

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